UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017856

NO ACT
P.E 1-10-03
1-5647

March 10, 2003

Bob Normile
Senior Vice President and
General Counsel
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Mattel, Inc.
Incoming letter dated January 10, 2003

Dear Mr. Normile:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Mattel by John Chevedden. We also have received a letter from the proponent dated January 24, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 10, 2003

RECEIVED
2003 JAN 13 PM 4: 46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that Mattel, Inc., a Delaware corporation ("Mattel" or the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (together, the "Proxy Materials") a proposal (the "Proposal") submitted to the Company by John Chevedden. A copy of the Proposal and accompanying cover letter is attached hereto as Attachment A.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for the reason set forth in this letter.

I. The Proposal

The Proposal states:

> "This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. This is a significant step beyond merely not renewing a pill – a pill that could be reinstated at almost a moment's notice and without our approval."

II. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because, If Implemented, It Would Violate Delaware Law

A shareholder proposal may be omitted under Rule 14a-8(i)(2) if its implementation would violate applicable state law. As the attached opinion of the Delaware law firm of Richards, Layton & Finger, P.A. (the "Delaware Counsel Opinion," attached hereto as Attachment B) makes clear, that is precisely what would result if the Proposal were to be implemented.

We will briefly summarize the specific ways the Proposal violates Delaware law, while the Delaware Counsel Opinion will provide a detailed discussion of the issues. The Staff has considered this issue before: the Staff has previously permitted the exclusion on Rule 14a-8(i)(2) grounds of proposals that requested the adoption of a bylaw pursuant to which the board would not adopt a rights plan without first seeking shareholder approval. See Atlas Air (Apr. 5, 2002), Mattel (Mar. 25, 2002). The only difference between the Proposal in this case and the proposals in those cases is that in those cases the proposals sought the adoption of a non-binding bylaw, while in this case the Proposal addresses board action directly. For the reasons set forth in this letter we do not believe that this difference compels any different conclusion than the one the Staff reached in Atlas Air and Mattel.

We recognize that on some other occasions the Staff has rejected arguments that proposals similar to the Proposal could be excluded on Rule 14a-8(i)(2) grounds. For the reasons discussed below, however, we believe that these past no-action letters are distinguishable, and that recent precedents provide stronger support for the exclusion of the Proposal.

A. Delaware Law Requires the Board Of Directors to Fulfill Their Fiduciary Duty to Manage the Company, Including the Decision to Adopt a Rights Plan

Section 141(a) of the Delaware General Corporation Law (the "DGCL") states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in its certificate of incorporation. 8 Del. C. § 141(a). (emphasis added)

Delaware courts have consistently acknowledged that the authority to manage a corporation's affairs resides with the directors. The Supreme Court of Delaware holds as a "cardinal precept of the General Corporation Law of the State of Delaware" that directors alone are entrusted with the obligation of managing the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). In fact, directors, as fiduciaries to the corporation and its shareholders, have the duty to exercise diligently their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. See Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). "The corporation law [of Delaware] does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990).

As the Delaware Counsel Opinion makes clear, Delaware courts have a long and uncontradicted history of protecting a board's authority to manage the corporation. It is well established that the adoption and maintenance of a rights plan is within the myriad powers specifically within the directors' purview. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (dealing with the adoption of defensive measures generally); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (dealing with the adoption of rights plans specifically). Consistently, the Delaware courts have recognized that the adoption of a rights plan "is an appropriate exercise of managerial judgement...." Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.), aff'd, 500 A.2d 1346 (Del. 1985).

The power to adopt and maintain a rights plan further derives from Section 157 of the DGCL, which states:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive. ...

See 8 Del. C. § 157.

By its terms, Section 157 authorizes a board of directors to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. It should be noted that unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, Section 157 does not set forth any powers that can be exercised by shareholders. Indeed, the only available limitation to the authority granted by Section 157 would be any set forth in the corporation's certificate of incorporation. Section 157 grants the power and authority to create and issue any rights to the board of directors only, subject only to any restraints that may be contained in the certificate of incorporation. The shareholders of a corporation are not afforded any right to approve or control this process.

The power of the Board of Directors to adopt defensive measures is not simply a grant of authority, but also carries the imposition of a legal duty. Delaware courts have consistently recognized the primacy of the board in decisions involving potential changes of control. The board's obligations in this respect are derived "from its fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 954 (Del. 1985); see also, Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907 F.Supp 1545, 1554 (D. Del. 1995) ("When a board is confronted with a hostile tender offer, it has the obligation to determine whether the offer is in the best interests of the corporation and its shareholders"); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) (the "directors had both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields"); Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) ("The adoption of a defensive measure, reasonable in relation to the threat posed, was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law").

B. The Proposal, If Implemented, Would Call For the Board of Directors To Violate Delaware Law

As discussed above and in the Delaware Counsel Opinion, the abdication by directors of their duty to manage the corporation in accordance with their business judgment would violate their fiduciary duties. And that is what the Proposal, if implemented, would cause the directors to do. By its own terms, the Proposal, if implemented, would have the directors "not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." There are no exceptions in the Proposal allowing directors to adopt a rights plan in the absence of a shareholder vote if, in their business judgment, doing so would maximize shareholder wealth or the failure to do so would adversely affect value for the shareholders.

The fact that the Proposal is framed as a "request" is irrelevant for the purpose of a Rule 14a-8(i)(2) analysis; the relevant question is what the effect of the Proposal would be if it were in fact implemented. See Mattel (Mar. 25, 2002). The Company does not currently have a rights plan; its previous rights plan expired in February, 2002 and was not renewed. This does not mean, however, that the implementation of the Proposal would not violate law, because it is by its nature forward-looking: if implemented it would seek to have the Board of Directors refrain from adopting a rights plan in the future without first seeking shareholder approval, even if the Board had concluded in the proper exercise of its business judgment that it would be most advantageous for shareholders for a rights plan to be adopted immediately, without first seeking a shareholder vote (in which case under Delaware law, the Board would be required under its fiduciary duties to adopt a rights plan immediately). The fact that this scenario may or may not occur in the future is irrelevant: the salient fact is that the Proposal seeks to limit the Board's decision-making process in a manner that is not in accord with the requirements of Delaware law.

C. The Most Recent No-Action Letters Permitting the Exclusion of Proposals Seeking "Rights Plan By-Laws" Fully Support The Exclusion Of This Proposal

Over the past three proxy seasons the Staff has considered a series of proposals seeking to cause registrants to adopt by-laws stating that the registrants will not adopt rights plans without first seeking shareholder approval. In Novell, Inc. (Feb. 14, 2000) the proposal sought directly to amend the by-laws of the registrant to, among other things, prohibit adoption of a rights plan without prior stockholder proposal. The Staff granted no-action relief on Rule 14a-8(i)(1) grounds, finding that the proposal was an improper subject for shareholder action under Delaware law.

The following year, the Staff considered a proposal submitted to General Dynamics which was precatory in nature: "[The S]hareholders request a bylaw for shareholder vote to be required to adopt or maintain a poison pill ... Once enacted this proposal is not to be changed except by a shareholder vote as a separate ballot item." See General Dynamics (Mar. 5, 2001). General Dynamics sought to exclude the proposal on, among others, Rule 14a-8(i)(2) grounds, arguing that the proposal, if implemented, would cause the Board to violate Delaware law by failing to fulfill its fiduciary duties. General Dynamics also pointed out that the proposal sought to prevent subsequent amendments to the proposed bylaw, and analogized the proposed bylaw to the "dead-hand" or "slow-hand" provisions of rights plans that had been found invalid under Delaware law in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291-92 (Del. 1998). The Staff granted no-action relief of Rule 14a-8(i)(1) grounds, finding that the proposal, if implemented, would result in a violation of Delaware law.

Last year, the Staff considered precatory proposals in Atlas Air Worldwide Holdings, Inc. (Apr. 5, 2002) and Mattel, each of which requested the adoption of a bylaw that would require shareholder approval for the adoption or maintainence of a rights plan. In both cases, however, the "resolution" portion of the proposals did not include the sentence "[o]nce enacted this proposal is not to be changed except by a shareholder vote as a separate ballot item," which was included in the General Dynamics proposal. (In the case of the proposal submitted to the Company, a modified version of this sentence appeared in the supporting statement, and in the case of Atlas Air the sentence did not appear anywhere in the proposal.) Thus, in both cases, the proposed bylaw was not "binding": even after implementing the proposal by adopting the requested bylaw, the board would continue to have the ability subsequently to amend the bylaws to eliminate the requirement of shareholder approvals. In both cases, however, the registrants nevertheless argued that the proposals could be excluded on Rule 14a-8(i)(2) grounds, because the proposals, if implemented, would conflict with fundamental principles of Delaware law, including the duty of directors to manage the affairs of the corporation and fulfill their fiduciary duties. In both cases, the Staff agreed and permitted exclusion of the proposals.

There is no principled basis on which the proposal permitted to be excluded in Atlas Air can be distinguished from the Proposal in this case. The evolution of rights plan bylaw proposals and the Staff's no-action letters indicate that the basis on which the proposal in Atlas Air was permitted to be excluded was that the proposal, if implemented, would cause the Atlas Air board to violate its fiduciary duties. This conclusion was reached in spite of the fact that the proposal in Atlas Air was precatory, and did not request the adoption of a bylaw on which there would be any barriers to subsequent amendment or repeal (as was the case in General Dynamics). Notwithstanding the fact that the proposal in Atlas Air requested only the adoption of a bylaw that the Board could amend or repeal at any time it wanted, the Staff nevertheless concluded that the proposal was excludable because, at its core, it sought for the directors to abdicate their fiduciary duties, in violation of law.

For the reasons described in Sections A.1 and A.2 above, we believe that the Staff's conclusion in Atlas Air is clearly correct and in accordance with Delaware law. And we think that it is then the inescapable conclusion that the Proposal in this case is also excludable under Rule 14a-8(i)(2), because there is no substantive difference between what the Proposal seeks in this case and the precatory, repealable bylaw requested by the proposals in Atlas Air and Mattel. Both proposals, if implemented, would result in violations of Delaware law. Indeed, if anything, the Proposal in this case is more clearly in violation of Delaware law. It might be argued, for example, that the board in Atlas Air could have "implemented" the proposal by adopting the rights plan bylaw and then repealing it immediately after. In this case, however, the Proposal does not go through the intermediary of a bylaw, and instead directly asks for the Board to abdicate its fiduciary duties.

We are aware that a number of no-action letters have been issued over the last several years in which registrants have sought to exclude rights plan proposals similar to this one on Rule 14a-8(i)(2) grounds. With only one exception, however, every one of these letters was issued prior to the issuance of the Atlas Air letter, and we think that this one exception, Honeywell International Inc. (Apr. 19, 2002), is distinguishable. In that case the registrant did not present the same argument that was presented in Atlas Air, instead blending an argument based on Rules 14a-8(i)(1) and 14a-8(i)(2), and did not include any legal opinion of Delaware counsel to support its argument. The Staff has indicated that in evaluating no-action letters that it will consider the arguments raised by the registrant, and that even if proposals are "virtually identical, ... different company arguments [result] in different responses." See Staff Legal Bulletin No. 14, sec. B.6.

Indeed, in almost every case in which registrants have advanced the argument that a rights plan proposal could be excluded on the grounds of Rule 14a-8(i)(2) and were rejected, the registrants' submissions have not been supported by opinions of Delaware counsel. See e.g., General Motors Corp. (Apr. 3, 2002), Exxon Mobil Corp. (Mar. 26, 2002), El Paso Corp. (Mar. 11, 2002), Weyerhaeuser Co. (Feb. 6, 2002), Georgia-Pacific Corp. (Mar. 25, 1999), Star Banc Corp. (Feb. 16, 1995). This is significant: the Staff has specifically indicated in the past that in its consideration of the availability of Rule 14a-8(i)(2) as a ground for exclusion of a rights plan proposal, it took into account the supporting legal opinion of local counsel that has been provided. See, e.g., Atlas Air, Mattel; see also Staff Legal Bulletin No. 14, sec. G ("Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue.")

We have found only one no-action letter in which the Staff failed to concur that the proposal could be omitted involving a proposal similar to the Proposal in which the registrant argued that the proposal could be excluded pursuant to Rule 14a-8(i)(2) and in which the registrant included an opinion of Delaware counsel. See Boeing (Mar. 2, 2002). In Boeing, however, the registrant advanced a different argument than the argument made in this case. Boeing's argument was based on the interpretation that the proposal submitted to Boeing was actually a "mandatory" bylaw proposal: "[W]e believe that the only reasonable construction of the Resolution is that it is mandatory and thus, if approved by the stockholders, would purport to adopt a binding policy... ." See Boeing, 2002 WL 464046 at *8. Boeing did not focus as much on the "implementation" of the proposal, and instead relied on the reasoning of Novell and General Dynamics to postulate a ground for exclusion that was a blend of Rules 14a-8(i)(1) and 14a-8(i)(2). This is to be distinguished from the arguments advanced in Atlas Air and Mattel (both of which were issued subsequent to Boeing), neither of which required the adoption of a binding bylaw and neither of which involved a resolution where the shareholder sought a restriction on future amendments of the bylaw. Atlas Air and Mattel instead relied simply on the contention that the proposal, if implemented, would lead directors to abdicate their fiduciary duties in violation of Delaware law, and that the proposal was excludable solely on the basis of Rule 14a-8(i)(2).

To the extent that the two lines of no-action letters—Atlas Air and its predecessors on the one hand, and Boeing and similar no-action letters on the other hand—may be viewed as in conflict, the Company believes that the proper reconciliation is to follow Atlas Air and conclude that a proposal that, if implemented, would cause directors to abdicate their fiduciary duties in violation of Delaware law is excludable pursuant to Rule 14a-8(i)(2).

For all of the reasons set forth above and in the Delaware Counsel Opinion, the Proposal, if implemented, would violate the law of Delaware and therefore should, pursuant to Rule 14a-8(i)(2), be omitted from the Proxy Materials.

III. Conclusion

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials pursuant to Rule 14a-8(i)(2).

By copy of this letter, the Company notifies Mr. Chevedden of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed pre-addressed and pre-paid return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. John Chevedden (w/attachments)

Attachment A
The Proposal and Accompanying Cover Letter

REC'D NOV 06 2002

cc: N
C

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Robert Eckert
Chairman, CEO
Mattel, Inc. (MAT)
333 Continental Blvd.
El Segundo, CA 90245
Phone: (310) 252-2000
Fax: (310) 252-2179

Dear Mr. Eckert,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

It is recommended the company not challenge this established topic proposal with the Securities and Exchange Commission. Securities and Exchange Commission Chairman Harvey L. Pitt, 2001-2002, said "lawyers who represent corporations serve shareholders, not corporate management."

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden 11-6-02
Shareholder

cc: Robert Normile
Corporate Secretary
FX: 310/252-2180

3 – Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. This is a significant step beyond merely not renewing a pill – a pill that could be reinstated at almost a moment's notice and without our approval.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Harvard Report
A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was significantly related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Serious about good governance
Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes a shareholder vote on poison pills. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Shareholders believe that opening up the opportunities for a shareholder vote on a key issue, such as a poison pill, is important since we have been limited in our voting choices in other matters such as director nominees. For instance our company has rerun the same director candidates for as many as 32 consecutive years for certain director seats. Thus our company repeatedly nominated directors who approved the $50 million severance (or windfall) for former-CEO Jill Barad and $18 million for former-CEO John Amerman. This was followed by a "forgiven" $5 million loan to our current CEO plus stock options not tied to an increase in the price of our stock.

Shareholders assume risks in investing in our company and it then follows that shareholders should have some role in determining our company's performance and direction.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

To give shareholders more opportunity to monitor the governance of our company:

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submitted and to make a list of proposal submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

Attachment B
Delaware Counsel Opinion (from Richards, Layton & Finger, P.A.)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 10, 2003

Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: **Shareholder Proposal Submitted By John Chevedden**

Dear Sirs:

We have acted as special Delaware counsel to Mattel, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company, as amended (as amended, the "Certificate"), certified to us as being a true, correct and complete copy as of the date hereof by an Assistant Secretary of the Company; (ii) the Amended and Restated Bylaws of the Company (the "Bylaws"), certified to us as being a true, correct and complete copy as of the date hereof by an Assistant Secretary of the Company; and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

3 - Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. This is a significant step beyond merely not renewing a pill - a pill that could be reinstated at almost a moment's notice and without our approval.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 00278.

The supporting statement reads as follows:

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was significantly related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes a shareholder vote on poison pills. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Shareholders believe that opening up the opportunities for a shareholder vote on a key issue, such as a poison pill, is important since we have been limited in our voting choices in other matters such as director nominees. For instance our company has rerun the same director candidates for as many as 32 consecutive years for certain director seats. Thus our company repeatedly nominated directors who approved the $50 million severance (or windfall) for former-CEO Jill Barad and $18 million for former-CEO John Amerman. This was followed by a "forgiven" $5 million loan to our current CEO plus stock options not tied to an increase in the price of our stock.

Shareholders assume risks in investing in our company and it then follows that shareholders should have some role in determining our company's performance and direction.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

To give shareholders more opportunity to monitor the governance of our company:

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The Proposal is comprised of two sentences. Although the first sentence of the Proposal appears to be cast as a recommendation that the Board of Directors of the Company (the "Board"), inter alia, not adopt a poison pill until such action has been submitted to a shareholder vote, the second sentence of the Proposal articulates that the Proposal is a "significant step beyond merely not renewing a pill - a pill that could be reinstated at almost a moment's notice and without our approval." When read as a whole, and in conjunction with the supporting statement[1] submitted with the Proposal, implementation of the Proposal appears to intend that the Board be required to seek stockholder approval prior to adopting a rights plan, regardless of the facts and circumstances then in existence and regardless of whether the Board concludes that the adoption of a rights plan is in the best interests of the Company and its stockholders. Accordingly, we assume for purposes of our opinion as expressed herein that the Proposal, if adopted by the stockholders and implemented

---

[1]For example, the supporting statement provides (i) that good corporate governance "includes a shareholder vote on poison pills"; (ii) "[s]hareholders believe that opening up the opportunities for a shareholder vote on a key issue, such as a poison pill, is important ..."; and (iii) [t]o give shareholders more opportunity to monitor the governance of our company: Allow Shareholder Vote regarding Poison Pills ...."

by the Board, would be construed to prohibit the Board from adopting a rights plan absent prior stockholder approval, under all circumstances and without regard to whether the Board determined in its business judgment that the adoption of a rights plan was in the Company's best interests and was required to comply with its fiduciary duties to stockholders.

We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a precatory shareholder proposal that, if implemented, would prohibit adoption of a rights plan without prior shareholder approval would violate Delaware law. Mattel, Inc., SEC No-Action Letter, 2002 WL 833515, at *44 (Mar. 25, 2002); Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 WL 1058533, at *29 (April 5, 2002). Both Mattel and Atlas Air submitted opinions of counsel that concluded that such a proposal would violate Delaware law because, among other things, the proposal "impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company." 2002 WL 833515, at *34; 2002 WL 1058533, at *17. <u>See also</u> General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001); Novell, Inc., SEC No-Action Letter, 2000 WL 223715 (Feb. 14, 2000). The SEC apparently accepted these views. <u>Mattel</u>, at *44; <u>Atlas Air</u>, at *29. Although the proposals at issue in Mattel and Atlas Air were in the form of precatory proposals concerning non-binding bylaw amendments, the governing legal principle -- improper interference with the Board's statutory authority -- remains the same. We are aware of the SEC's position in The Boeing Company, SEC No-Action Letter, 2002 WL 464046 (Mar. 2, 2002) and Northwest Airlines Corp., SEC No-Action Letter, 2001 WL 114960, at *22 (Feb. 5, 2001), that proposals requesting that such corporations not adopt or maintain a shareholder rights plan without shareholder approval were not improper under Delaware law. We do not believe, however, that the result under Delaware law differs based on whether implementation of the recommendation set forth in the proposal would result in the adoption of a bylaw that requires shareholder approval of rights plans, or otherwise requires that the Board submit all rights plans for shareholder approval.

Discussion

You have asked our opinion as to whether the Proposal, if implemented by the Company, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if implemented by the Company, would not be valid under the General Corporation Law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in [the] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984) (citing 8 Del. C. § 141(a)). Accord McMullen v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (citing 8 Del.C. § 141(a)). This principle has long been recognized in Delaware. In Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." In Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990).

The rationale for this legal principle is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate this responsibility to or abdicate it in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc. v. Time Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to or in response to a takeover proposal. Revlon, 506 A.2d at 181 ("[t]he adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One of the principal defensive measures that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors to adopt, is a stockholder rights plan. See, e.g., Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (emphasis added; footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule"), aff'd, 500 A.2d 1346 (Del. 1985). Stockholders are not a part of the process. Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) ("There is simply no legal requirement that the Hilton shareholder must be a party to the Rights Plan or formally vote to accept the Rights Plan to ensure that the Plan is enforceable") (quoting Leonard Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12, 13 (Del. Ch. Oct. 10, 2000)). As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Hilton, 780 A.2d at 249. We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder - dictated action controlling the adoption, maintenance or terms of a rights plan.

The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the Proposal would contravene Section 141(a) and therefor not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power

> to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id., at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted). Because the Proposal indisputably would limit the Board's authority with respect to the Company's shareholder rights plan and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Proposal impermissibly would interfere with the Board's full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

The power to adopt and maintain a rights plan further derives from Section 157 of the General Corporation Law, 8 Del. C. § 157. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); see Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157."). Under that statute too, power is vested in the directors, not in the stockholders. The language of Section 157 is instructive both for what it contains and what it does not contain:

> <u>Subject to any provisions in the certificate of incorporation</u> [<u>i.e.</u>, *it does not add "or stockholder resolution"*], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as <u>shall be approved by the board of directors</u> [<u>i.e.</u>, *it does not add "or stockholders"*].
>
> The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as <u>shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options</u> [<u>i.e.</u>, *it does not add "or in a stockholder resolution"*], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment <u>of the directors</u> [<u>i.e.</u>, *it does not add "or stockholders"*] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(Emphasis added). Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 <u>Del. C.</u> § 242), mergers (8 <u>Del. C.</u> § 251), sales of assets (8 <u>Del. C.</u> § 271), and dissolution (8 <u>Del. C.</u> § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.

Similarly, Section 170 of the General Corporation Law grants to the Board the sole discretion to authorize dividends to stockholders (which, as approved in <u>Household</u>, is the universally employed procedure for implementation of a shareholder rights plan and initial distribution of the rights). 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

Rights plans are the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, and the Delaware courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). The Delaware Supreme Court has addressed this issue explicitly:

> *Moran* addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power

> to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in *Moran* would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize *Moran's* basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

780 A.2d at 249. The fact that individual stockholders or even a majority of stockholders opposes the board's decision does not affect the board's authority. As the Court of Chancery has explained,

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Communications Inc. v. Time Inc., slip op. at 77-78.

If the Proposal were implemented, ultimate governance of the Company with respect to strategic transactions and acquisition offers would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under Sections 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a provision outside of the certificate of incorporation. See Quickturn, 721 A.2d at 1291-92; Carmody, 723 A.2d at 1191.

In support of the Proposal, the Proponent argues that "good governance" requires a shareholder vote on rights plans:

> Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes a

shareholder vote on poison pills.

* * *

> Shareholders assume risks in investing in our company and it then follows that shareholders should have some role in determining our company's performance and direction.

(Proposal at 1). The Proponent's position is premised on a misunderstanding of Delaware law. As noted, it is the prerogative of the board of directors, not the stockholders, to make fundamental decisions regarding the corporation and to implement those decisions, if appropriate, through devices like rights plans.

> Under Section 141 of the Delaware General Corporation Law, as under analogous provisions of the incorporation statutes of other states, it is the elected board of directors that bears the ultimate duty to manage or supervise the management of the business and affairs of the corporation. Ordinarily, this responsibility entails the duty to establish or approve the long-term strategic, financial and organizational goals of the corporation; to approve formal or informal plans for the achievement of these goals; to monitor corporate performance; and to act, when in the good faith, informed judgment of the board it is appropriate to act.
>
> * * *
>
> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996); see also Moore Corp. Ltd. v. Wallace Computer Servs., Inc., 907

F. Supp. 1545, 1561-62 (D. Del. 1995); Paramount Communications Inc. v. Time Inc., 571 A.2d at 1150, 1154.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Proposal, if implemented by the Company, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/MDA/ljh

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN 28 PM 4:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mattel, Inc. (MAT)
Investor Response to Company No Action Request
Established Topic: Poison Pill
John Chevedden

Ladies and Gentlemen:

This letter addresses the tentative company no action request to suppress an established corporate governance proposal topic. The company is focused on whether the proposal calls for a shareholder vote or shareholder approval. Page 2 of the company letter acknowledges that "the Staff has rejected arguments that proposals similar to the Proposal could be excluded on Rule 14a-8(i)(2) grounds."

Then the company claims at the end of page 7 that earlier relevant no-action determinations "may be viewed as in conflict." Then, without support, the company says it "believes" this should be resolved to conform with the company's point of view.

The proposal clearly calls for a shareholder vote. "Shareholder vote" is in the bold-face title of the proposal and in the bold-faced concluding text. The proposal states "shareholder vote" in the first sentence after the title. However the company misses the mark by basing its claim on another term, "shareholder approval." Clearly "shareholder vote" and "shareholder approval" are not the same.

As an illustration, approximately 500 shareholder proposals are subject to a "vote" in a typical year and approximately 10% receive "approval." When an argument begins with, and furthermore sticks with a false premise, it cannot lead to a valid conclusion.

The company acknowledges that in Novell, Inc. (Feb. 14, 2000) the key issue was "shareholder approval" text.

The General Dynamics proposal had text that is not in this proposal:
"General Dynamics shareholders request a bylaw for shareholder vote to be required to adopt or maintain a poison pill. Currently the GD board can adopt a poison pill at any time without a shareholder vote.

"Once enacted this proposal is not to be changed except by a shareholder vote as a separate ballot item."

Furthermore the company does not address this distinction:
The Atlas Air Worldwide Holdings, Inc. (April 5, 2002) proposal used the words "approval" and "approved" in the first and only sentence of the proposal statement which said:
"Atlas Air shareholders request a bylaw that our board seek shareholder *approval* prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been *approved* by a shareholder vote at the next shareholder meeting."

Contrary to the company position the Atlas Air proposal statement did not use the term "shareholder vote" as the 2003 proposal to Mattel explicitly does. The company acknowledges that in Mattel, Inc. (March 25, 2002) the key issue was "shareholder approval" text in the proposal.

The company does not explain how a non-blinding shareholder vote would not allow directors to adopt a poison pill. The company does not cite the location of specific text where the Staff stated that a proposal "sought for the directors to abdicate their fiduciary duties."

The outside opinion appears to agree that the first sentence of the proposal is acceptable. However the outside opinion fails to address that the second sentence of the proposal could properly be in the supporting statement. The second sentence is not necessary to the proposal. The second sentence merely states the current status of the company rule on the poison pill. By acknowledging the current company rule a proposal does not automatically bind itself to advocate one option to make a change and override the primary sentence.

The outside opinion seems to support the proposal in certain key details. For instance the page 4 footnote acknowledges 3 specific points in the proposal text where the proposal used the term "shareholder vote." However, immediately thereafter on the second line of page 5 the opinion inconsistently switches to the word "approval" preceded by the unabashed "we assume." The opinion continues the discussion based on "we assume ... approval." The opinion then returns to the word "vote" at the top of page 15, the page immediately preceding the concluding page.

In a 16-page opinion the methodology or lack of methodology to support "we assume" is brief. The "we assume" conclusion is explicitly based on, "When read as a whole, and in conjunction with the supporting statement ..." Inserted after "statement" is footnote one which acknowledges the 3 specific points in the proposal text where the shareholder used the term "shareholder vote." The opinion does not explain how it rationalizes "in conjunction with the supporting statement ..." when the supporting statement repeatedly states "vote" from the first sentence to the concluding bold-face text.

The opinion appears to be quick to "assume" (in error) that a causal scan of the second sentence would automatically override the primary sentence of the proposal and thus (in error) overturn the word "vote" in the primary sentence and throughout the proposal.

Returning to the company letter, the company claims at the end of page 7 that earlier no-action determinations "may be viewed as in conflict." Then, without support, the company says it "believes" this should be resolved to conform with the company's point of view.

This seems to fall short of the burden of proof which falls on the company. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions appear to be insufficient grounds for the no action determination requested by the company.

Sincerely,

John Chevedden
Shareholder

cc:
Robert Eckert
Chairman

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

To give shareholders more opportunity to monitor the governance of our company:

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

The Proposal is comprised of two sentences. Although the first sentence of the Proposal appears to be cast as a recommendation that the Board of Directors of the Company (the "Board"), inter alia, not adopt a poison pill until such action has been submitted to a shareholder vote, the second sentence of the Proposal articulates that the Proposal is a "significant step beyond merely not renewing a pill - a pill that could be reinstated at almost a moment's notice and without our approval." When read as a whole, and in conjunction with the supporting statement[1] submitted with the Proposal, implementation of the Proposal appears to intend that the Board be required to seek stockholder approval prior to adopting a rights plan, regardless of the facts and circumstances then in existence and regardless of whether the Board concludes that the adoption of a rights plan is in the best interests of the Company and its stockholders. Accordingly, we assume for purposes of our opinion as expressed herein that the Proposal, if adopted by the stockholders and implemented

[1]For example, the supporting statement provides (i) that good corporate governance "includes a shareholder vote on poison pills"; (ii) "[s]hareholders believe that opening up the opportunities for a shareholder vote on a key issue, such as a poison pill, is important ..."; and (iii) [t]o give shareholders more opportunity to monitor the governance of our company: Allow Shareholder Vote regarding Poison Pills ...."

by the Board, would be construed to prohibit the Board from adopting a rights plan absent prior stockholder approval under all circumstances and without regard to whether the Board determined in its business judgment that the adoption of a rights plan was in the Company's best interests and was required to comply with its fiduciary duties to stockholders.

We note that the Securities and Exchange Commission (the "SEC") has accepted the view that implementation of a precatory shareholder proposal that, if implemented, would prohibit adoption of a rights plan without prior shareholder approval would violate Delaware law. Mattel, Inc., SEC No-Action Letter, 2002 WL 833515, at *44 (Mar. 25, 2002); Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 WL 1058533, at *29 (April 5, 2002). Both Mattel and Atlas Air submitted opinions of counsel that concluded that such a proposal would violate Delaware law because, among other things, the proposal "impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company." 2002 WL 833515, at *34; 2002 WL 1058533, at *17. See also General Dynamics Corp., SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001); Novell, Inc., SEC No-Action Letter, 2000 WL 223715 (Feb. 14, 2000). The SEC apparently accepted these views. Mattel, at *44; Atlas Air, at *29. Although the proposals at issue in Mattel and Atlas Air were in the form of precatory proposals concerning non-binding bylaw amendments, the governing legal principle -- improper interference with the Board's statutory authority -- remains the same. We are aware of the SEC's position in The Boeing Company, SEC No-Action Letter, 2002 WL 464046 (Mar. 2, 2002) and Northwest Airlines Corp., SEC No-Action Letter, 2001 WL 114960, at *22 (Feb. 5, 2001), that proposals requesting that such corporations not adopt or maintain a shareholder rights plan without

To: Mr. Brian Rowe, Chairman, Atlas Air Worldwide Hldgs. (CGO)
FX: 914/701-8415, 303/526-5051
PH: 914/701-8000
2000 Westchester Ave.
Purchase, NY 10577
Email: spierce@atlasair.com
Annual meeting proposal, rule 14a-8
Rule 14a-8 requirements will continue to be met including stock ownership through the date of the annual meeting.

---

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 57% average yes-no shareholder vote at 24 major companies

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Atlas Air shareholders request a bylaw that our board seek shareholder approval prior to adopting any pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

Why require a shareholder vote to adopt or maintain a poison pill?

- Pills give directors absolute veto power over any proposed business combination, no matter how beneficial it might be for shareholders.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org recommends:
  Shareholder approval of all poison pills.

- Atlas Air is 52%-owned by institutional investors.

- Institutional investors have a fiduciary duty to make ballot decisions in the best interest of their investors.

Is Atlas Air at odds with institutional investors?

In reviewing our directors' stand on this proposal topic, and to other topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors. A stand by our directors is not necessarily a balanced view of the pro and con arguments. Directors can be too focused on one side of the issue – theirs.

Revised at company direction: December 20, 2000

PROPOSAL 3

SHAREHOLDER VOTE ON POISON PILLS

ADOPT PROPOSAL THAT WON 57% SHAREHOLDER APPROVAL

at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

SHAREHOLDER VOTE ON POISON PILLS
ADOPT PROPOSAL THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

General Dynamics shareholders request a bylaw for shareholder vote to be required to adopt or maintain a poison pill. Currently the GD board can adopt a poison pill at any time without a shareholder vote.

Once enacted this proposal is not to be changed except by a shareholder vote as a separate ballot item.

Why require a shareholder vote to adopt or maintain a poison pill?

- The Council of Institutional Investors (www.cii.org) Shareholder Bill of Rights recommends: Shareholder approval of all poison pills.
  GD is 64%-owned by institutional investors.

What incentive is there for good corporate governance – highlighted by shareholder vote on poison pills?

A recent survey by the international management consultancy McKinsey & Co. shows that institutional investors would pay an 18% premium for good corporate governance.

Wall Street Journal

This one proposal for shareholder vote on poison pills is particularly important considering the sub-par qualifications of directors:

Directors collect additional income from GD that may compromise director independence:

- James Crown has indirect involvement in business deals with GD.
- Charles Goodman also has indirect involvement in business deals with GD.
- Paul Kaminski's company collects fees from GD.

James Mellor may be perceived as a back-seat ex-president of GD. Some institutional investors hold that an ex-president tends to protect outdated pet projects.

Corporate governance experts say cross-directors tend to look out for each others' interest, rather than shareholders' interest. Source: *Business Week*

- Lester Crown

3 – Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002

This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. This is a significant step beyond merely not renewing a pill – a pill that could be reinstated at almost a moment's notice and without our approval.

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was significantly related to company value. Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes a shareholder vote on poison pills. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Shareholders believe that opening up the opportunities for a shareholder vote on a key issue, such as a poison pill, is important since we have been limited in our voting choices in other matters such as director nominees. For instance our company has rerun the same director candidates for as many as 32 consecutive years for certain director seats. Thus our company repeatedly nominated directors who approved the $50 million severance (or windfall) for former-CEO Jill Barad and $18 million for former-CEO John Amerman. This was followed by a "forgiven" $5 million loan to our current CEO plus stock options not tied to an increase in the price of our stock.

Shareholders assume risks in investing in our company and it then follows that shareholders should have some role in determining our company's performance and direction.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills.

To give shareholders more opportunity to monitor the governance of our company:

Allow Shareholder Vote regarding Poison Pills
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 10, 2003

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption of extension has been submitted to a shareholder vote."

We are unable to concur in your view that Mattel may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Alex Shukhman
Attorney-Advisor